Exhibit 21.1

List of Subsidiaries

Listed below are the subsidiaries of Apollo Solar Energy, Inc. as of December 31, 2009. The list indicates the respective jurisdiction of incorporation or organization of each entity.

Name	Jurisdiction	Percentage Owned
Sichuan Apollo Solar Science & Technology Co., Ltd.	People’s Republic of China	100	% (Owned by Apollo Solar Energy, Inc.)
Sichuan Xinlong Tellurium Industry & Technique Co., Ltd.	People’s Republic of China	100	% (Owned by Sichuan Apollo Solar Science & Technology Co., Ltd)
Sichuan Shimian Dadu River Mining & Metallurgy Co., Ltd.	People’s Republic of China	100	% (Owned by Sichuan Xinlong Tellurium Industry & Technique Co., Ltd)